Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	15:04 02-Oct-07
Number	9901E
RNS Number: 9901E
Wolseley PLC
02 October 2007
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
(1).  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
WOLSELEY PLC
2.  Reason for the notification (please state Yes/No): ( )
An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : change in issued share capital (YES)
3.  Full name of person(s) subject to the notification obligation:
LLOYDS TSB GROUP PLC
4. Full name of shareholder(s) (if different from 3.):
Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd
5.  Date of the transaction and date on which the threshold is crossed or reached if different):
1/10/07
6.  Date on which issuer notified:
2/10/07
7.  Threshold(s) that is/are crossed or reached:
FALLEN BELOW 5%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
Class/type of shares	the Triggering
if possible using the	transaction
ISIN CODE	Number of shares	Number of voting Rights

0976402 ORD 25P	35,000,474	35,000,474
Resulting situation after the triggering transaction

Number of	Number of voting rights		% of voting rights
shares	Direct	Indirect	Direct	Indirect

32,524,011	0	32,524,011	0	4.919
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting
rights that may
Type of		Exercise	be acquired (if
financial	Expiration	conversion	the instrument is	% of voting
instrument	Date	Period/Date	exercised/converted)	rights

Total (A+B)

Number of voting rights	% of voting rights

32,524,011	4.919%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
6,202,059 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
2,125,003 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
319,132 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
391,331 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
439,345 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
23,047,141 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:
Charles P Watters
15. Contact telephone number:
0118 929 8700
This information is provided by RNS
The company news service from the London Stock Exchange
END